SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 10-SB/A1

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

ACHERON, INC.

 (Name of Small Business Issuer in its charter)

Nevada	87-0530644
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

899 South Artistic Circle

Springville, UT  84663

(Address of Principal Executive Offices including Zip Code)

Issuer’s telephone number:  801-489-4802

Securities to be registered under Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	Each class is to be registered

Securities to be registered under Section 12(g) of the Act:

    Common, Par Value $.001

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

This Form 10-SB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements.  Without limiting the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “estimate” or “continue” or comparable terminology are intended to identify forward-looking statements.  These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within the Company’s control.  These factors include but are not limited to economic conditions generally and in the industries in which the Company may participate; competition within the Company’s chosen industry, including competition from much larger competitors; technological advances and failure by the Company to successfully develop business relationships.

PART I

Item 1.  Description of Business.

We were formed as a Nevada corporation on June 23, 1994 as Harvest E-xpress.  On May 1, 1997, we changed our name to HLS (USA), Inc.  On April 13, 2006, we changed our name to Acheron, Inc.  Originally, our business was grain cutting and custom machine hire.  We were not successful in our business and began seeking another opportunity.  In 1997 we purchased HLS Corporation Unlimited to pursue the business of HLS whose asset consisted of securities representing an approximately 46% indirect interest in Henan Xinfei Co. Ltd., a Sino-foreign equity joint venture engaged in the manufacture and sale of refrigerators and freezers in China.  The terms of the acquisition were never met and in August 1999, we completed the unwinding of the transaction with HLS and have been inactive since that time.

We have now focused our efforts on seeking a business opportunity.  The Company will attempt to locate and negotiate with a business entity for the merger of that target company into the Company. In certain instances, a target company may wish to become a subsidiary of the Company or may wish to contribute assets to the Company rather than merge. No assurances can be given that the Company will be successful in locating or negotiating with any target company. The Company will provide a method for a foreign or domestic private company to become a reporting (“public”) company whose securities are qualified for trading in the United States secondary market.

PERCEIVED BENEFITS

There are certain perceived benefits to being a reporting company with a class of publicly-traded securities. These are commonly thought to include the following:

* the ability to use registered securities to make acquisitions of assets or businesses;

* increased visibility in the financial community;

* the facilitation of borrowing from financial institutions;

* improved trading efficiency;

* shareholder liquidity;

* greater ease in subsequently raising capital;

* compensation of key employees through stock options;

* enhanced corporate image;

* a presence in the United States capital market

POTENTIAL TARGET COMPANIES

A business entity, if any, which may be interested in a business combination with the Company may include the following:

* a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

* a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

* a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;

* a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;

* a foreign company which may wish an initial entry into the United States securities market;

* a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;

* a company seeking one or more of the other perceived benefits of becoming a public company.

A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of the Company, and the substitution by the target company of its own management and board of directors. No assurances can be given that the Company will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company. The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934.

RISK FACTORS

The Company's business is subject to numerous risk factors, including the following.

NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS.

The Company has had very limited operating history and minimal revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company can identify such a target company and consummate such a business combination.

SPECULATIVE NATURE OF THE COMPANY'S PROPOSED OPERATIONS.

The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While management will prefer business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control.

SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS.

The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which maybe merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER TRANSACTION--NO STANDARDS FOR BUSINESS COMBINATION.

The Company has no current arrangement, agreement, or understanding with respect to engaging in a merger with or acquisition of a specific business entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth, or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth, or other negative characteristics.

CONTINUED MANAGEMENT CONTROL, LIMITED TIME AVAILABILITY.

While seeking a business combination, management anticipates devoting only a limited amount of time per month to the business of the Company. The Company's sole officer has not entered into a written employment agreement with the Company and he is not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its officer and director. Notwithstanding the combined limited experience and time commitment of management, loss of the services of this individual would adversely affect development of the Company's business and its likelihood of continuing operations.

CONFLICTS OF INTEREST-- GENERAL.

The Company's officer and director participates in other business ventures which may compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future.  Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which any member of management serves as an officer, director or partner, or in which they or their family members own or hold any ownership interest. See “ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS-- Conflicts of Interest.”

REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION.

Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions including certified financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION.

The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a merger or acquisition of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

LACK OF DIVERSIFICATION.

The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with only one business entity. Consequently, the Company's activities will be limited to those engaged in by the business entity which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

REGULATION UNDER INVESTMENT COMPANY ACT.

Although the Company will be subject to regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

PROBABLE CHANGE IN CONTROL AND MANAGEMENT.

A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. Any such business combination may require shareholders of the Company to sell or transfer all or a portion of the Company's common stock held by them. The resulting change in control of the Company will likely result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.  Currently, there are no pending acquisitions, business combinations or mergers.

REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING BUSINESS COMBINATION.

The Company's primary plan of operation is based upon a business combination with a business entity which, in all likelihood, will result in the Company issuing securities to shareholders of such business entity. The issuance of previously authorized and un-issued common stock of the Company would result in reduction in percentage of shares owned by the present shareholders of the Company and would most likely result in a change in control or management of the Company.

TAXATION.

Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

REQUIREMENT OF AUDITED FINANCIAL STATEMENTS MAY DISQUALIFY BUSINESS OPPORTUNITIES.

Management of the Company will request that any potential business opportunity provide audited financial statements. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company rather than incur the expenses associated with preparing audited financial statements. In such case, the Company may choose to obtain certain assurances as to the target company's assets, liabilities, revenues and expenses prior to consummating a business combination, with further assurances that an audited financial statement would be provided after closing of such a transaction.  Closing documents relative thereto may include representations that the audited financial statements will not materially differ from the representations included in such closing documents.

Item 2.  Plan of Operation

The Company intends to merge with or acquire a business entity in exchange for the Company's securities. The Company has no particular acquisition in mind and has not entered into any negotiations regarding such an acquisition. Neither the Company's officer and director nor any affiliate has engaged in any negotiations with any representative of any company regarding the possibility of an acquisition or merger between the Company and such other company. Management anticipates seeking out a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more Internet  websites and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited. Management may engage in such solicitation directly or may employ one or more other entities to conduct or assist in such solicitation. Management and its affiliates pay referral fees to consultants and others who refer target businesses for mergers into public companies in which management and its affiliates have an interest. Payments are made if a business combination occurs, and may consist of cash or a portion of the stock in the Company retained by management and its affiliates, or both. The Company has no full time employees. The Company's president has agreed to allocate a portion of his time to the activities of the Company, without compensation. The president anticipates that the business plan of the Company can be implemented by his devoting no more than 10 hours per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officer.

The Certificate of Incorporation of the Company provides that the Company may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification.

GENERAL BUSINESS PLAN.

The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act.  The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See ITEM F/S, "FINANCIAL STATEMENTS."

This lack of diversification should be considered a substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another. The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries. The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex. The Company has, and will continue to have, no capital with which to provide the owners of business entities with any cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a public company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

The analysis of new business opportunities will be undertaken by, or under the supervision of, the officer and director of the Company, who is not a professional business analyst. In analyzing prospective business opportunities, management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

The Exchange Act requires that any merger or acquisition candidate comply with certain reporting requirements, which include providing audited financial statements to be included in the reporting filings made under the Exchange Act. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained at or within a reasonable period of time after closing of the proposed transaction.

The Company may enter into a business combination with a business entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders or the inability to obtain an underwriter or to obtain an underwriter on satisfactory terms. The Company will not restrict its search for any specific kind of business entities, but may acquire a venture that is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. Management of the Company, which in all likelihood will not be experienced in matters relating to the business of a target company, will rely upon its own efforts in accomplishing the business purposes of the Company.

Outside consultants or advisors may be utilized by the Company to assist in the search for qualified target companies. If the Company does retain such an outside consultant or advisor, any cash fee earned by such person will need to be assumed by the target company, as the Company has limited cash assets with which to pay such obligation.

Following a business combination the Company may benefit from the services of others in regard to accounting, legal services, underwritings and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services. A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

ACQUISITION OF OPPORTUNITIES

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is likely that the present management and shareholders of the Company will no longer be in control of the Company. In addition, it is likely that the Company's officer and director will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors. It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. The issuance of additional securities and their potential sale into any trading market which may develop in the Company's securities may depress the market value of the Company's securities in the future if such a market develops, of which there is no assurance. While the terms of a business transaction to which the Company may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a “tax-free” reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended (the "Code"). With respect to any merger or acquisition negotiations with a target company, management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time. The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.

The Company will not acquire or merge with any entity which cannot provide audited financial statements at or within a reasonable period of time after closing of the proposed transaction.  The Company is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be void-able at the discretion of the present management of the Company.

Mr. Steven L. White, the principal shareholder and sole officer and director of the Company, has orally agreed that he will advance to the Company any additional funds which the Company needs for operating capital and for costs in connection with searching for or completing an acquisition or merger. Such advances will be made without expectation of repayment unless the owners of the business which the Company acquires or merges with agree to repay all or a portion of such advances. There is no minimum or maximum amount of Mr. White’s advance to the Company. The Company will not borrow any funds to make any payments to the Company's promoters, management or their affiliates or associates. The Board of Directors has passed a resolution which contains a policy that the Company will not seek an acquisition or merger with any entity in which the Company's officer, director, and shareholders or any affiliate or associate serves as an officer or director or holds any ownership interest.

COMPETITION

The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns that have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

Item 3.  Description of Property

The Company has no properties and at this time has no agreements to acquire any properties. The Company currently uses the home offices of Mr. Steven L. White at no cost to the Company.  Mr. White has agreed to continue this arrangement until the Company completes an acquisition or merger.

CONFLICTS OF INTEREST

Mr. White will be responsible for seeking, evaluating, negotiating and consummating a business combination with a target company which may result in terms providing benefits to Mr. White.  Demands may be placed on the time of Mr. White which will detract from the amount of time he is able to devote to the Company. Mr. White intends to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that Mr. White would not attend to other matters prior to those of the Company. Mr. White projects that initially up to ten hours per month of his time may be spent locating a target company which amount of time would increase when the analysis of, and negotiations and consummation with, a target company are conducted.  Mr. White owns 20,000,000 shares of common stock of the Company which represents 93.5% of the total issued and outstanding shares of the Company and is the president, director and controlling shareholder of the Company.  At the time of a business combination, management expects that some or all of the shares of Common Stock owned by Mr. White will be purchased by the target company or retired by the Company. The amount of Common Stock sold, or continued to be owned, by Mr. White cannot be determined at this time. The terms of a business combination may include such terms as Mr. White remaining a director or an officer of the Company.  The terms of a business combination may provide for a payment of cash, or otherwise, to Mr. White for the purchase of all or part of the common stock of the Company by a target company, or for services rendered incident to or following a business combination. Mr. White would directly benefit from such employment or payment. Such benefits may influence Mr. White’s choice of a target company. The Company may agree to pay finder's fees, as appropriate and allowed, to unaffiliated persons who may bring a target company to the Company where that reference results in a business combination. No finder's fee of any kind will be paid by the Company to management or promoters of the Company or to their associates or affiliates. No loans of any type have, or will be, made by the Company to management or promoters of the Company or to any of their associates or affiliates. The Company will not enter into a business combination, or acquire any assets of any kind for its securities, in which management or promoters of the Company or any affiliates or associates have any interest, direct or indirect.

Management has adopted certain policies involving possible conflicts of interest, including prohibiting any of the following transactions involving management, promoters, shareholders or their affiliates: (i) Any lending by the Company to such persons; (ii) The issuance of any additional securities to such persons prior to a business combination; (iii) The entering into any business combination or acquisition of assets in which such persons have any interest, direct or indirect; or (iv) The payment of any finder's fees to such persons. These policies have been adopted by the Board of Directors of the Company and any changes in these provisions require their approval.. Management does not intend to propose any such action and does not anticipate that any such action will occur. There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company. However, any attempt by shareholders to enforce a liability of management to the Company would most likely be prohibitively expensive and time consuming.

INVESTMENT COMPANY ACT OF 1940

Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities the Company could be subject to regulation under the Investment Company Act of 1940. In such event the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Act would subject the Company to material adverse consequences.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

The following table sets forth as of December 14, 2006, the name and the number of shares of the Registrant’s Common Stock, par value, $0.001 per share, held of record or beneficially by each person who held of record, or was known by the Registrant to own beneficially, more than 5% of the 21,400,000 issued and outstanding shares of the Registrant’s Common Stock, and the name and shareholdings of each director and of all officers and directors as a group.

Title of	Name and Address of	Amount and Nature of	Percentage of Class
Class	Beneficial Owner	Beneficial Ownership

Common	Steven L. White	20,000,000	93.5%

Total Officers and Directors
As a Group (1 Person)		20,000,000	93.5%

(1) Officer and/or director.

There are no contracts or other arrangements that could result in a change of control of the Company.

The Securities and Exchange Commission takes the position that any securities issued by a blank check company cannot be resold under Rule 144 but must be registered under the Securities Act of 1933.  Therefore, shares held by individuals in the capacity of management, affiliates, control persons and promoters must register such shares with the Commission before resale.  As of the date of this report, the shares held by Mr. Steven L. White must be registered before being resold.

Item 5.  Directors, Executive Officers, Promoters and Control Persons

The following table sets forth as of December 14, 2006, the name, age, and position of each executive officer and director and the term of office of each director of the Corporation.

Name	Age	Position	Director or Officer Since

Steven L. White	52	Sole officer and Director	December 20, 2005

All officers hold their positions at the will of the Board of Directors.  All directors hold their positions for one year or until successors are elected and qualified.

Set forth below is certain biographical information regarding the Company’s executive officer and director:

Steven L. White, Sole Officer and Director: Mr. White earned his Bachelor of Science Degree from Brigham Young University in 1980 with a major in Accounting and a minor in English.  He is a member of the American Institute of Certified Public Accountants and has been employed by one national and two local CPA firms.  Since 1983, Mr. White has been employed in private accounting and has been the controller of several small businesses. He has been the owner and President and director of Sparrow, Inc., a small consulting business from 2000 to present; the President and director of eNutrition, Inc., from 2000 to 2003, a publicly traded company which sold nutritional products; the President and director of Excel Publishing, Inc., a publicly traded small publishing company from the fall of 2002 to the spring of 2003; the President and director of New Horizon Education, Inc., a publicly traded educational software company from 1998 to 2003; and the controller and chief financial officer of Phoenix Ink, LLC, a financial newsletter publisher, from 1999 to 2001.

To the knowledge of management, during the past five years, no present or former directors, executive officer or person nominated to become a director or an executive officer of the Company:

(1) has had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; except that on November 17, 2006 Mr. Steven L. White, our president, on behalf of and as president of Liquitek Enterprises, Inc., a Nevada corporation, filed in United States Bankruptcy Court District of Nevada, a petition of bankruptcy under Chapter 11.  Mr. White became the president of Liquitek Enterprises, Inc. on September 15, 2006 which went out of business in 2003.  Liquitek Enterprises, Inc., is not an affiliate of Acheron, Inc.

(2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations or other minor offenses);

(3) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting, the following activities:

(i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliate person, director or employee of any investment company, or engaging in or continuing any conduct or practice in connection with such activity;

(ii) engaging in any type of business practice; or

(iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(4) was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity.

(5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated

(6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal Commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

Item 6. Executive Compensation

Our sole officer and director does not receive any compensation for services rendered, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with our Company.  Our officer and director is reimbursed for expenses incurred on our behalf.  Our officer and director will not receive any finder’s fee as a result of his efforts to implement the business plan outlined herein.  However, our officer and director anticipates receiving benefits as beneficial shareholders of our common stock.

We have not adopted any retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of our employees.

Compensation of Directors

None.

Employment Contracts and Termination of Employment and Change in Control Arrangement

There are no employment contracts between the Company and any of its officers or directors.

There are no compensatory plans or arrangements, including payments to be received from the Company, with respect to any person named in Cash Compensation set out above which would in any way result in payments to any such person’s employment with the Company or any change in control of the Company, or a change in the person’s responsibilities following a change in control of the Company.

The officer and director of the Company will not receive any finder's fee from the Company as a result of his efforts to implement the Company's business plan outlined herein. However, the officer and director of the Company anticipates receiving benefits as a beneficial shareholder of the Company. See “ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.”

No retirement, pension, profit sharing, or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

Item 7.  Certain Relationships and Related Transactions

Our policy is that a contract or transaction either between the Company and a director, or between a director and another company in which he is financially interested is not necessarily void or void-able if the relationship or interest is disclosed or known to the board of directors and the stockholders are entitled to vote on the issue, or if it is fair and reasonable to our company.

In March 2006, a shareholder of the Company or entity related to the shareholder, advanced the Company $2,500 and was reimbursed in April 2006.

Item 8.  Description of Securities

COMMON STOCK

We are authorized to issue up to 100,000,000 shares of common stock, $.001 par value and 5,000,000 shares of preferred stock, $.001 par value.   As of the date of this registration statement, there are 21,400,000 shares of common stock issued and outstanding and no preferred shares are issued and outstanding.  We have approximately 383 shareholders.

The holders of common stock are entitled to one vote per share on each matter submitted to a vote of stockholders.  In the event of liquidation, holders of common stock are entitled to share ratably in the distribution of assets remaining after payment of liabilities, if any.  Holders of common stock have no cumulative voting rights and the holders of a majority of the outstanding shares have the ability to elect all of the directors.  Holders of common stock have no preemptive or other rights to subscribe for shares.  Holders of common stock are entitled to such dividends as may be declared by the board of directors out of funds legally available for dividends.  The outstanding common stock is, validly issued, fully paid and non-assessable.

DIVIDENDS

Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, and the capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

RESTRICTIONS ON TRANSFERS OF SECURITIES PRIOR TO BUSINESS COMBINATION

The proposed business activities described herein classify the Company as a “blank check” company. See "GLOSSARY". The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. Accordingly, the majority shareholder of the Company has executed and delivered a "lock-up" letter agreement, affirming that such shareholder shall not sell his shares of the Company's common stock except in connection with or following completion of a merger or acquisition resulting in the Company no longer being classified as a blank check company. The shareholder has deposited his stock certificates with the Company's management, who will not release the certificates except in connection with or following the completion of a merger or acquisition.

TRADING OF SECURITIES IN SECONDARY MARKET

The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of 1933, as amended (the “Securities Act”), of companies which file reports under Sections 13 or 15(d) of the Securities Exchange Act. The Company files such reports. As a result, sales of the Company's common stock in the secondary trading market by the holders thereof may be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker). If, after a merger or acquisition, the Company does not meet the qualifications for listing on the Nasdaq SmallCap Market, the Company's securities may be traded in the over-the-counter (“OTC”) market. The OTC market differs from national and regional stock exchanges in that it (1) is not sited in a single location but operates through communication of bids, offers, and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the “specialist” common to stock exchanges. The Company may apply for listing on the NASD OTC Bulletin Board or may offer its securities in what are commonly referred to as the “pink sheets” of the National Quotation Bureau, Inc. To qualify for listing on the NASD OTC Bulletin Board, an equity security must have one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company for listing on the Bulletin Board.

TRANSFER AGENT

Interwest Transfer Co. Inc., is the Company’s transfer agent.  The address of the transfer agent is:

1981 East 4800 South, #100; Salt Lake City, Utah   84117.

GLOSSARY

“Blank Check” Company. As defined in Section 7(b)(3) of the Securities Act, a “blank check” company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing “penny stock” securities as defined in Rule 3a51-1 of the Exchange Act.

“Penny Stock” Security. As defined in Rule 3a51-1 of the Exchange Act, a “penny stock” security is any equity security other than a security (i) that is a reported security (ii) that is issued by an investment company (iii) that is a put or call issued by the Option Clearing Corporation (iv) that has a price of $5.00 or more (except for purposes of Rule 419 of the Securities Act) (v) that is registered on a national securities exchange (vi) that is authorized for quotation on the Nasdaq Stock Market, unless other provisions of Rule 3a51-1 are not satisfied, or (vii) that is issued by an issuer with (a) net tangible assets in excess of $2,000,000, if in continuous operation for more than three years, or $5,000,000 if in operation for less than three years or (b) average revenue of at least $6,000,000 for the last three years.

“Securities Act.” The Securities Act of 1933, as amended.

“Small Business Issuer.” As defined in Rule 12b-2 of the Exchange Act, a "Small Business Issuer" is an entity (i) which has revenues of less than $25,000,000 (ii) whose public float (the outstanding securities not held by affiliates) has a value of less than $25,000,000 (iii) which is a United States or Canadian issuer (iv) which is not an Investment Company and (v) if a majority-owned subsidiary, whose parent corporation is also a small business issuer.

PART II

Item 1.  Market Price of and Dividends on the Registrant’s Common Equity and Other Shareholder Matters

MARKET PRICE

There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii)make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq Small Cap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

If, after a merger or acquisition, the Company does not meet the qualifications for listing on the Nasdaq SmallCap Market, the Company's securities may be traded in the over-the-counter (“OTC”) market. The OTC market differs from national and regional stock exchanges in that it (1) is not sited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the “specialist” common to stock exchanges. The Company may apply for listing on the NASD OTC Bulletin Board or may offer its securities in what are commonly referred to as the “pink sheets” of the National Quotation Bureau, Inc. To qualify for listing on the NASD OTC Bulletin Board, an equity security must have one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company for listing on the Bulletin Board. If the Company is unable initially to satisfy the requirements for quotation on the Nasdaq SmallCap Market or becomes unable to satisfy the requirements for continued quotation thereon, and trading, if any, is conducted in the OTC market, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

HOLDERS

There are approximately 383 holders of the Company's Common Stock. The issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemptions from registration afforded by Sections 3(b) and 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder.

DIVIDENDS

The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

Item 2.  Legal Proceedings

There is no litigation pending or threatened by or against the Company.

Item 3.  Changes in and Disagreements with Accountants

None

Item 4.  Recent Sales of Unregistered Securities

During the past three years, the Company has sold securities that were not registered as follows:

In April 2006, the Company issued 10,000,000 shares of restricted common stock to Steven L. White for $10,000.  In May 2006, the Company issued an additional 10,000,000 shares of restricted common stock to Steven L. White for $10,000.  Also in May 2006 the Company issued 500,000 shares of restricted common stock to an investor for $2,500 and 500,000 shares to an investor for  $2,500.  The shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act and no commissions were paid relating to the sale of stock.

Item 5.  Indemnification of Directors and Officers

Our Company’s charter provides that, to the fullest extent that limitations on the liability of directors and officers are permitted by the Nevada Revised Statutes, no director or officer of the company shall have any liability to the company or its stockholders for monetary damages.  The Nevada Revised Statutes provide that a corporation’s charter may include a provision which restricts or limits the liability of its directors or officers to the corporation or its stockholders for money damages except:  (1) to the extent that it is provided that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Company’s charter and bylaws provide that the company shall indemnify and advance expenses to its currently acting and its former directors to the fullest extent permitted by the Nevada Revised Business Corporations Act and that the company shall indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law.

The charter and bylaws provide that we will indemnify our directors and officers and may indemnify our employees or agents to the fullest extent permitted by law against liabilities and expenses incurred in connection with litigation in which they may be involved because of their offices with Acheron, Inc.  However, nothing in our charter or bylaws of the Company protects or indemnifies a director, officer, employee or agent against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.  To the extent that a director has been successful in defense of any proceeding, the Nevada Revised Statutes provide that he shall be indemnified against reasonable expenses incurred in connection therewith.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

Reports to Security Holders

Upon effectiveness of this registration statement, the Company will file annual and quarterly reports with the Securities and Exchange Commission (“SEC”).  The public may read and copy any materials filed by the Company with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The Company is an electronic filer and the SEC maintains an Internet website that contains reports and other information regarding the Company that may be viewed at http://www.sec.gov.

PART F/S

ACHERON, INC.

[A Development Stage Company]

FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

ACHERON, INC.

[A Development Stage Company]

CONTENTS

		PAGE

--	Report of Independent Registered Public Accounting Firm	20

--	Balance Sheets December 31, 2005 and 2004	21

	Statements of Operations, for the years ended
	December 31, 2005 and 2004, and from
	re-entering the Development Stage on
--	December 20, 2005 through December 31, 2005	22

--	Statement of Stockholders’ Equity (Deficit), for the years
	ended December 31, 2005 and 2004, and from
	re-entering the Development Stage on
	December 20, 2005 through December 31, 2005	23

--	Statements of Cash Flows, for the years ended
	December 31, 2005 and 2004 and from
	re-entering the Development Stage on
	December 20, 2005 through December 31, 2005	24

--	Notes to Financial Statements	25 - 30

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

ACHERON, INC

Springville, Utah

We have audited the accompanying balance sheets of Acheron, Inc. [a development stage company] at December 31, 2005 and 2004, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 2005 and 2004 and for the period from the re-entering of development stage on December 20, 2005 through December 31, 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Acheron, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years ended December 31, 2005 and 2004 and for the period from the re-entering of development stage on December 20, 2005 through December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 4 to the financial statements, the Company has incurred losses since its inception, has no on-going operations and has current liabilities in excess of current assets.  These factors raise substantial doubt about the ability of the Company to continue as a going concern.  Management’s plans in regards to these matters are also described in Note 4.  The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ Pritchett, Siler, & Hardy, P.C.

PRITCHETT, SILER, & HARDY, P.C.

Salt Lake City, Utah

July 5, 2006

ACHERON, INC.

[A Development Stage Company]

BALANCE SHEETS

ASSETS

	December 31,	December 31,
	2005	2004

CURRENT ASSETS:
Cash	$-	$-

Total Current Assets	$-	$-

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accounts payable	$642	$642
Contingent liability – tax penalties and interest	20,000	18,400

Total Current Liabilities	20,642	19,042

STOCKHOLDERS' EQUITY (DEFICIT):
Preferred stock, $.001 par value,
5,000,000 shares authorized,
no shares issued and outstanding	-	-
Common stock, $.001 par value,
100,000,000 shares authorized,
400,000 and 400,000 shares issued
and outstanding, respectively	400	400
Capital in excess of par value	117,596	117,596
Retained Earnings (Deficit)	(138,588)	(137,038)
Deficit accumulated during the
development stage	(50)	-

Total Stockholders' Equity (Deficit)	(20,642)	(19,042)

	$-	$-

The accompanying notes are an integral part of these financial statements.

ACHERON, INC.

[A Development Stage Company]

STATEMENTS OF OPERATIONS

			From
			re-entering
			Development
	For the year	For the year	Stage on
	ended	ended	Dec. 20, 2005
	December 31,	December 31,	thru Dec. 31,
	2005	2004	2005

REVENUE	$-	$-	$-

EXPENSES:
General and administrative	-	-	-

LOSS BEFORE OTHER INCOME
(EXPENSE)	-	-	-
OTHER INCOME (EXPENSE):
Interest Expense	1,600	1,400	50

LOSS BEFORE TAXES	(1,600)	(1,400)	(50)

CURRENT TAX EXPENSE	-	-	-

DEFERRED TAX EXPENSE	-	-	-

NET LOSS	$(1,600)	$(1,400)	$(50)

LOSS PER COMMON SHARE	$(.00)	$(.00)

The accompanying notes are an integral part of these financial statements.

ACHERON, INC.

[A Development Stage Company]

STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

AND FROM RE-ENTERING THE DEVELOPMENT STAGE ON

DECEMBER 20, 2005 THROUGH DECEMBER 31, 2005

							Deficit
							Accumulated
					Capital in		During the
	Preferred Stock		Common Stock		Excess of	Retained	Development
	Shares	Amount	Shares	Amount	Par Value	Deficit	Stage

BALANCE, December 31, 2003	-	-	400,000	400	117,596	(135,638)	-

Net loss for the year ended
December 31, 2004	-	-	-	-	-	(1,400)	-

BALANCE, December 31, 2004	-	-	400,000	400	117,596	(137,038)	-

Net loss for the year ended
December 31, 2005	-	-	-	-	-	(1,550)	(50)

BALANCE, December 31, 2005	-	-	400,000	400	117,596	(138,588)	(50)

The accompanying notes are an integral part of these financial statements.

ACHERON, INC.

[A Development Stage Company]

STATEMENTS OF CASH FLOWS

From
re-entering
Development
	For the year	For the year	Stage on
	ended	ended	Dec. 20, 2005
	December 31,	December 31,	through Dec 31,
	2005	2004	2005

Cash Flows From Operating Activities:
Net loss	$(1,600)	$(1,400)	$(50)
Adjustments to reconcile net loss to net
cash used by operating activities:
Change in assets and liabilities:
Increase in contingent liability	1,600	1,400	50
Increase in accrued interest	-	-	-

Net Cash Provided (Used) by
Operating Activities	-	-	-

Cash Flows From Investing Activities	-	-	-

Net Cash (Used) by
Investing Activities	-	-	-

Cash Flows From Financing Activities	-	-	-

Net Cash Provided by
Financing Activities	-	-	-

Net Increase (Decrease) in Cash	-	-	-

Cash at Beginning of Period	-	-	-

Cash at End of Period	$-	$-	$-

Supplemental Disclosures of Cash Flow Information:
Cash paid during the periods for:
Interest	$-	$-	$-
Income taxes	$-	$-	$-

Supplemental Schedule of Non-cash Investing and Financing Activities:

For the year ended December 31, 2005:

None

For the year ended December 31, 2004:

None

The accompanying notes are an integral part of these financial statements.

ACHERON, INC.

[A Development Stage Company]

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was organized under the laws of the State of Nevada on June 23, 1994.  The Company was engaged in the business of grain cutting and custom machine hire until 1996 when management determined it was in the best interest of the shareholders to seek a new business opportunity.

On April 22, 1997 the shareholders of the Company approved certain amendments to the Company’s articles of incorporation, including (a) changing the Company’s name to HLS (USA), Inc., and (b) changing the authorized capital of the Company to consist of 60,000,000 shares of common stock par value $0.001 per share:  consisting of 30,000,000 shares of Class A Common Stock and 30,000,000 shares of Class B Common Stock.

On May 2, 1997, the Company purchased 100% of the common shares of HLS Corporation Unlimited, a corporation organized under the laws of Bermuda, pursuant to a stock purchase agreement dated April 30, 1997.  The purchase price was paid through the issuance of 590,000 shares of Class A Common Stock and 29,010,000 shares of Class B Common Stock.

On August 31, 1999, the Company effected an “unwind” of the agreement dated April 30, 1997 and cancelled the 590,000 shares of Class A Common Stock and the 29,010,000 shares of Class B Common Stock.

On April 13, 2006, the Company amended and restated the Articles of Incorporation and changed the name of the company to Acheron, Inc.  The authorized capital of the Company was changed back to one class of common stock with 50,000,000 authorized Common shares.

On May 8, 2006, the Company amended the Articles of Incorporation to change the Authorized Common shares from 50,000,000 to 100,000,000.  Management is currently seeking business opportunities.  The Company plans to acquire, or merge with a targeted operating business that is seeking public company status.

The Company, at the present time, has not commenced operations and is defined by the SEC as a shell company.  A shell company, (other than an asset-backed issuer), is a company with no or nominal operations and either 1) no or nominal assets, or 2) assets consisting solely of cash and cash equivalents, or 3) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Development Stage - The Company has not generated any revenues from operations and is considered to have re-entered  development stage on December 20, 2005.  The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

ACHERON, INC.

[A Development Stage Company]

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

Cash and Cash Equivalents - The Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.”  This statement requires an asset and liability approach for accounting for income taxes [See Note 3].

Loss Per Share - The Company computes loss per share in accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share,” which requires the Company to present basic and dilutive loss per share when the effect is dilutive [See Note 6].

Accounting Estimates - The preparation of financial statements in conformity with  accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimated by management.

Recently Enacted Accounting Standards - Statement of Financial Accounting Standards (“SFAS”) No. 151, “Inventory Costs - an amendment of ARB No. 43, Chapter 4”, SFAS No. 152, “Accounting for Real Estate Time-Sharing Transactions - an amendment of FASB Statements No. 66 and 67”, SFAS No. 153, “Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29”, SFAS No. 123 (revised 2004), “Share-Based Payment”, SFAS No. 154, “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3”, SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140”, and SFAS No. 156, “Accounting for the Servicing of Financial Assets,” SFAS No. 157 “Fair Value Measurements”, and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No 87, 88, 106, and 132(R)”, were recently issued.  SFAS No. 151, 152, 153, 123 (revised 2004), 154, 155, 156, 157 and 158 have no current applicability to the Company or their effect on the financial statements would not have been significant.

NOTE 2 - CAPITAL STOCK

Preferred Stock - The Company has authorized 5,000,000 shares of preferred stock, $.001 par value, with such rights, preferences and designations and to be issued in such series as determined by the Board of Directors.  No shares are issued and outstanding at December 31, 2005.

Common Stock - The Company has authorized 100,000,000 shares of common stock with a $.001 par value.

During June 1994, in connection with its organization, the Company issued 100,000 shares of its previously authorized but unissued common stock.  Total proceeds from the sale of stock amounted to $10,000 (or $.10 per share).

ACHERON, INC.

[A Development Stage Company]

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - CAPITAL STOCK [Continued]

In August 1995, in connection with a Public Offering, the Company issued 100,000 shares of its previously authorized but unissued common stock.  Total proceeds of the sale amounted to $100,000, less offering costs of $12,004 (or $1.00 per share).

In April 1997, the Company issued 200,000 shares of its previously authorized but unissued common stock.  Total proceeds of the sale amounted to $20,000 (or $.10 per share).

In April 1997, the Company issued 590,000 shares of its previously authorized but unissued Class A common stock and 29,010,000 shares of its previously authorized but unissued Class B common stock in connection with the acquisition of HLS Corporation Limited.  On August 31, 1999, the transaction was un-wound and the shares cancelled.

NOTE 3 - INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”.  SFAS No. 109 requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carry forwards.  The Company has available at December 31, 2005, an operating loss carryforward of approximately $10,000, which may be applied against future taxable income and which expires in various years through 2025.   If certain substantial changes in the Company’s ownership should occur, there will be an annual limitation on the amount of net operating loss carry forwards which can be utilized.

The amount of and ultimate realization of the benefits from the operating loss carry forwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined.  Because of the uncertainty surrounding the realization of the loss carry forwards, the Company has established a valuation allowance equal to the tax effect of the loss carry forwards and, therefore, no deferred tax asset has been recognized for the loss carry forwards.  The net deferred tax asset is approximately $1,600 and $1,400 as of December 31, 2005 and 2004, respectively, with an offsetting valuation allowance of the same amount.  The change in the valuation allowance for the year ended December 31, 2005 and 2004 is approximately $200 and $200, respectively.

ACHERON, INC.

[A Development Stage Company]

NOTES TO FINANCIAL STATEMENTS

NOTE 4 - GOING CONCERN

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern.  However, the Company has incurred losses since inception and has not yet been successful at establishing profitable operations.  Further, the Company has current liabilities in excess of current assets.  These factors raise substantial doubt about the ability of the Company to continue as a going concern.  In this regard, management is proposing to raise any necessary additional funds not provided by operations through loans or through additional sales of its common stock.  There is no assurance that the Company will be successful in raising this additional capital or in achieving profitable operations.  The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 5 - RELATED PARTY TRANSACTIONS

Management Compensation – During the years ended December 31, 2005 and 2004 the Company did not pay any compensation to its officers and directors, as the services provided by them were only  nominal.

Office Space - The Company has not had a need to rent office space.  An officer/shareholder of the Company is allowing the Company to use his office as a mailing address, as needed, at no expense to the Company.

NOTE 6 - LOSS PER SHARE

The following data show the amounts used in computing loss per share for the periods presented:

	For the year	For the year
	ended	ended
	December 31,	December 31,
	2005	2004

Loss available to common shareholders
(numerator)	$(1,600)	$(1,400)

Weighted average number of common shares
outstanding during the period used in loss per
share (denominator)	400,000	400,000

Dilutive loss per share was not presented, as the Company had no common equivalent shares for all periods presented that would affect the computation of diluted loss per share.

ACHERON, INC.

[A Development Stage Company]

NOTES TO FINANCIAL STATEMENTS

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Income taxes - The Company was inactive from 1997 through 2005 and did not timely file income tax returns.  The Company has recently filed the delinquent tax returns and believes there are no taxes owing at December 31, 2005.  However, the Company believes there is a possibility that it may be subject to penalties, and interest, related to the earlier years.  The taxing authorities have not yet issued any notices related to these tax years, but Management believes any penalty and interest for these years should not exceed $20,000 and accordingly has recorded a liability for the estimated $20,000.

Securities and Exchange Act of 1934 Filings – Since December 1996 the Company has failed to comply with substantially all of the obligations imposed upon it by the Securities Exchange Act of 1934 and is delinquent in filing its annual reports on Form 10-KSB, and its quarterly reports on Form 10-QSB, and any required current reports on Form 8-K.  The Company filed a current report on Form 8-K on August 21, 1997 stating it would no longer file periodic reports under the Securites Exchange Act of 1934. Management and legal counsel of the Company are currently in the process of bringing the company current in its reporting obligations.

Failed acquisition – During 1997 the Company entered into an acquisition agreement, but the terms of the acquisition were never completed.  The former shareholders and management of the Company took the Company back after signing an “unwind” agreement in 1999 to cancel the acquisition.  The Company has been inactive since that time and except as disclosed above, management believes that there are no unrecorded liabilities related to its prior operations or to its period of inactivity.  There is the possibility that creditors and others may come forward to assert claims, but management believes that the statutes of limitations would prevent any successful claims.  Management is not aware of any such claims and has not made any accruals for any such claims.

NOTE 8 – SUBSEQUENT EVENTS

During March 2006, a shareholder of the Company or entity related to the shareholder advanced the Company $2,500 and was reimbursed in April 2006.

In April 2006 the Company issued 10,000,000 shares of its previously authorized but unissued common stock to its current president for $10,000 cash.  This issuance resulted in a change in control of the Company.

In April 2006 the Company re-stated its Articles of Incorporation and changed its name from HLS (USA) to Acheron, Inc.  Previously the Company had two classes of common stock, the Articles of Incorporation were changed to provide for only one class of common stock.

In May 2006 the Company increased its authorized common stock from 50,000,000 to 100,000,000 shares.

In May 2006 the Company issued 10,000,000 shares of its previously authorized but unissued common stock to its president for $10,000 cash.

In May 2006 the Company issued 1,000,000 shares of its previously authorized but unissued common stock to two investors for $5,000 cash.

ACHERON, INC.

[A Development Stage Company]

NOTES TO FINANCIAL STATEMENTS

NOTE 8 – SUBSEQUENT EVENTS [CONTINUED]

In June 2006 the Company issued two convertible promissory notes for $2,500 each for a total of $5,000.  The notes bear interest at 8% per annum and are convertible into 500,000 shares of common stock each.  The notes are due in May 2008.

ACHERON, INC.

[A Development Stage Company]

UNAUDITED CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006

ACHERON, INC.

[A Development Stage Company]

CONTENTS

		PAGE

--	Unaudited Condensed Balance Sheets,
	September 30, 2006 and December 31, 2005	33

--	Unaudited Condensed Statements of Operations,
	for the nine months ended September 30, 2006
	and 2005 and from re-entering the Development Stage
	on December 20, 2005 through September 30, 2006	34

--	Unaudited Condensed Statements of Cash Flows,
	for the nine months ended September 30, 2006
	and 2005 and from re-entering the Development Stage
	on December 20, 2005 through September 30, 2006	35

--	Notes to Unaudited Condensed Financial Statements	36- 39

ACHERON, INC.

[A Development Stage Company]

UNAUDITED CONDENSED BALANCE SHEETS

ASSETS

	September 30,	December 31,
	2006	2005

CURRENT ASSETS:
Cash	$15,926	$-
Prepaid expense	6,175	-

Total Current Assets	22,101	-

	$22,101	$-

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accounts payable	$-	$642
Accrued interest	148	-
Contingent liability – tax penalties and interest	21,200	20,000

Total Current Liabilities	21,348	20,642

CONVERTIBLE NOTES PAYABLE	5,000	-

Total Liabilities	26,348	20,642

STOCKHOLDERS' EQUITY (DEFICIT):
Preferred stock, $.001 par value,
5,000,000 shares authorized,
no shares issued and outstanding	-	-
Common stock, $.001 par value,
100,000,000 shares authorized,
21,400,000 and 400,000 shares issued
and outstanding, respectively	21,400	400
Capital in excess of par value	121,596	117,596
Retained Earning (Deficit)	(138,588)	(138,588)
Deficit accumulated during the
development stage	(8,655)	(50)

Total Stockholders' Equity (Deficit)	(4,247)	(20,642)

	$22,101	$-

Note: The balance sheet at December 31, 2005 was taken from the audited financial statements at that date and condensed.

The accompanying notes are an integral part of these unaudited condensed financial statements.

ACHERON, INC.

[A Development Stage Company]

UNAUDITED CONDENSED STATEMENTS OF OPERATIONS

			From
			re-entering
			Development
	For the Nine		Stage on
	Months Ended		Dec. 20,
	September 30		2005 thru September 30,
	2006	2005	2006

REVENUE-	$-	$-	$-

EXPENSES:
General and administrative	7,257	-	7,257

Total Expenses	7,257	-	7,257

LOSS BEFORE OTHER INCOME
(EXPENSE)	(7,257)	-	(7,257)

OTHER INCOME (EXPENSE):
Interest expense	(1,348)	(1,200)	(1,398)

Total Other Income (Expense)	(1,348)	(1,200)	(1,398)

LOSS BEFORE INCOME
TAXES	(8,605)	(1,200)	(8,655)

CURRENT TAX EXPENSE	-	-	-
DEFERRED TAX EXPENSE	-	-	-

NET LOSS	$(8,605)	$(1,200)	$(8,655)

LOSS PER COMMON SHARE:	$(.00)	$(.00)

The accompanying notes are an integral part of these unaudited condensed financial statements.

ACHERON, INC.

[A Development Stage Company]

UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

			From
			re-entering
			Development
	For the Nine		Stage on
	Months Ended		Dec. 20, 2005 thru
	September 30		September 30,
	2006	2005	2006
Cash Flows from Operating Activities:
Net loss	$(8,605)	$(1,200)	$(8,655)
Adjustments to reconcile net loss to net cash
used by operating activities:
Changes in assets and liabilities:
Increase (Decrease) in accounts payable	(642)	-	(642)
Increase in accrued interest	148	-	148
Increase in contingent liability	1,200	1,200	1,250
Decrease (Increase) in prepaid expense	(6,175)	-	(6,175)

Net Cash (Used) by Operating Activities	(14,074)	-	(14,074)

Cash Flows from Investing Activities:
Purchase of property and equipment	-	-	-

Net Cash (Used) by Investing Activities	-	-	-

Cash Flows from Financing Activities:
Proceeds from sale of common stock	25,000	-	25,000
Proceeds from issuance of notes payable	5,000	-	5,000
Advances from a shareholder	2,500	-	2,500
Pay-off of shareholder advances	(2,500)	-	(2,500)

Net Cash Provided by Financing Activities	30,000	-	30,000

Net Increase (Decrease) in Cash	15,926	-	15,926

Cash at Beginning of Period	-	-	-

Cash at End of Period	$15,926	$-	$15,926

Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for:
Interest	$-	$-	$-
Income taxes	$-	$-	$-

Supplemental Schedule of Non-cash Investing and Financing Activities:

For the nine months ended September 30 2006:

None

For the nine months ended September 30 2005:

None

The accompanying notes are an integral part of these unaudited condensed financial statements.

ACHERON, INC.

[A Development Stage Company]

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was organized under the laws of the State of Nevada on June 23, 1994.  The Company was engaged in the business of grain cutting and custom machine hire until 1996 when management determined it was in the best interest of the shareholders to seek a new business opportunity.

On April 22, 1997 the shareholders of the Company approved certain amendments to the Company’s articles of incorporation, including (a) changing the Company’s name to HLS (USA), Inc., and (b) changing the authorized capital of the Company to consist of 60,000,000 shares of common stock par value $0.001 per share: consisting of 30,000,000 shares of Class A Common Stock and 30,000,000 shares of Class B Common Stock.

On May 2, 1997, the Company purchased 100% of the common shares of HLS Corporation Unlimited, a corporation organized under the laws of Bermuda, pursuant to a stock purchase agreement dated April 30, 1997.  The purchase price was paid through the issuance of 590,000 shares of Class A Common Stock and 29,010,000 shares of Class B Common Stock.

On August 31, 1999, the Company effected an “unwind” of the agreement dated April 30, 1997 and cancelled the 590,000 shares of Class A Common Stock and the 29,010,000 shares of Class B Common Stock.

On April 13, 2006, the Company amended and restated the Articles of Incorporation and changed the name of the Company to Acheron, Inc.  The authorized capital of the Company was changed to one class of common stock with 50,000,000 authorized Common shares.

On May 8, 2006, the Company amended the Articles of Incorporation to change the authorized common shares from 50,000,000 to 100,000,000.  Management is currently seeking business opportunities.  The Company plans to acquire, or merge with, a targeted operating business that is seeking public company status.

The Company, at the present time, has not commenced operations and is defined by the SEC as a shell company.  A shell company, (other than an asset-backed issuer), is a company with no or nominal operations and either 1) no or nominal assets, or 2) assets consisting solely of cash and cash equivalents, or 3) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Development Stage - The Company has not generated any revenues from operations and is considered to have re-entered the Development Stage on December 20, 2005.  The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

ACHERON, INC.

[A Development Stage Company]

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

Condensed Financial Statements - The accompanying financial statements have been prepared by the Company without audit.  In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 30, 2006 and 2005 and for the periods then ended have been made.  Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted.  It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company’s December 31, 2005 audited financial statements.  The results of operations for the periods ended September 30, 2006 and 2005 are not necessarily indicative of the operating results for the full year.

NOTE 2 - CAPITAL STOCK

Common Stock - The Company has authorized 100,000,000 shares of common stock with a $.001 par value.

In April 2006, the Company issued 10,000,000 shares of its previously authorized but unissued common stock to its president for cash.  Total proceeds of the sale amounted to $10,000 (or $.001 per share).  This issuance resulted in a change in control of the Company.

In May 2006, the Company issued 10,000,000 shares of its previously authorized but unissued common stock to its president for cash.  Total proceeds of the sale amounted to $10,000 (or $.001 per share).

In May 2006, the Company issued 1,000,000 shares of its previously authorized but unissued common stock for cash.  Total proceeds of the sale amounted to $5,000 (or $.005 per share).

NOTE 3 – CONVERTIBLE NOTES PAYABLE

In June 2006 the Company issued two convertible promissory notes for $2,500 each for a total of $5,000.  The notes bear interest at 8% per annum and are convertible into 500,000 shares of common stock each.  The notes are due in May 2008.  Accrued interest on the notes totaled $148 at September 30, 2006.

NOTE 4 - GOING CONCERN

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern.  However, the Company has incurred losses since inception and has not yet been successful at establishing profitable operations.  Further, the Company has current liabilities in excess of current assets.  These factors raise substantial doubt about the ability of the Company to continue as a going concern.  In this regard, management is proposing to raise any necessary additional funds not provided by operations through loans or through additional sales of its common stock.  There is no assurance that the Company will be successful in raising this additional capital or in achieving profitable operations.  The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

ACHERON, INC.

[A Development Stage Company]

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 5 - RELATED PARTY TRANSACTIONS

Shareholder advance - In March 2006, a shareholder of the Company or entity related to the shareholder advanced the Company $2,500 and was reimbursed in April 2006.  At September 30, 2006 and 2005, the Company owed $0 and $0, respectively.

Management Compensation – During the nine month periods ended September 30, 2006 and 2005 the Company did not pay any compensation to its officers and directors, as the services provided by them were only nominal.

Office Space - The Company has not had a need to rent office space.  An officer/shareholder of the Company is allowing the Company to use his office as a mailing address, as needed, at no expense to the Company.

NOTE 6 - LOSS PER SHARE

The following data show the amounts used in computing loss per share for the periods presented:

	For the Nine
	Months Ended
	September 30,
	2006	2005

Loss from continuing operations
available to common shareholders
(numerator)	$(8,605)	$(1,200)

Weighted average number of common
shares outstanding used in loss per
share for the period (denominator)	12,321,245	400,000

Dilutive loss per share was not presented, as the Company had no common stock equivalent shares for all periods presented that would affect the computation of diluted loss per share.  At September 30, 2006, the Company had two notes payable convertible into 1,000,000 shares which was not used in the computation of loss per share because its effect would be anti-dilutive.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Income taxes - The Company was inactive from 1997 through 2005 and did not timely file income tax returns.  The Company has recently filed the delinquent tax returns and believes there are no taxes owing at September 30, 2006.  However, the Company believes there is a possibility that it may be subject to penalties, and interest, related to the earlier years.  The taxing authorities have not yet issued any notices related to these tax years, but Management believes any penalty and interest for these years should not exceed $21,200 and accordingly has recorded a liability for the estimated $21,200.

ACHERON, INC.

[A Development Stage Company]

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 7 - COMMITMENTS AND CONTINGENCIES [CONTINUED]

Securities and Exchange Act of 1934 Filings – Since December 1996 the Company has failed to comply with substantially all of the obligations imposed upon it by the Securities Exchange Act of 1934 and are delinquent in filing its annual reports on Form 10-KSB, and its quarterly reports on Form 10-QSB, and any required current reports on Form 8-K. The Company filed a current report on Form 8-K on August 21, 1997 stating it would no longer file periodic reports under the Securities Exchange Act of 1934. Management and legal counsel of the Company are currently in the process of bringing the company current in its reporting obligations.

Failed acquisition – During 1997 the Company entered into an acquisition agreement, but the terms of the acquisition were never completed.  The former shareholders and management of the Company took the Company back after signing an “unwind” agreement in 1999 to cancel the acquisition.  The Company has been inactive since that time and except as disclosed above, management believes that there are no unrecorded liabilities related to its prior operations or to its period of inactivity.  There is the possibility that creditors and others may come forward to assert claims, but management believes that the statutes of limitations would prevent any successful claims.  Management is not aware of any such claims and has not made any accruals for any such claims.

PART III

Item 1.  Index and Description of Exhibits.

Exhibit
Number	Title of Document	Location

3.01	Articles of Incorporation	Attached
3.02	Amendment to Articles of Incorporation	Attached
3.03	Amendment to Articles of Incorporation	Attached
3.04	Amendment to Articles of Incorporation	Attached
3.05	Bylaws	Attached

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf, thereunto duly authorized.

    ACHERON, INC.

December 18, 2006

/s/ Steven L. White

President and Chief Financial Officer